SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK 10036-6522

DIRECT DIAL 212-735-3058 EMAIL ADDRESS makim@skadden.com	(212) 735-3000 Fax: (212) 735-2000 http://www.skadden.com August 29, 2007	FIRM/AFFILIATE OFFICES

BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON

BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SINGAPORE SYDNEY TOKYO TORONTO

VIA EDGAR

Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Apollo Investment Corporation

Dear Ms. Cole:

Electronically transmitted herewith on behalf of Apollo Investment Corporation (the “Company”) is the Company’s updated shelf Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940.

The Registration Statement is substantially similar to the Company’s current shelf registration statement, initially filed on April 12, 2005, which was subject to the staff’s review and was declared effective (file number: 333-124007). The Company has increased its offering size, updated the Company’s financial statements and M, D & A in the base prospectus to cover the year ended March 31, 2007 as discussed with you, updated the prospectus supplement to reflect first quarter financial statements and M, D &A, and added additional disclosure with respect to the possible issuance of preferred stock at some time in the future, recognizing that additional disclosures would be required if the Company determines that having debt and preferred stock outstanding at the same time is feasible and in the interests of the Company and its stockholders. The attached Annex A further details the similarities between the base prospectus in this filing and the base prospectus in the previous filing.

Ms. Mary Cole

August 29, 2007

The Company anticipates that it will print its final base prospectus on or about September 10, 2007. As the Registration Statement is substantially similar to prior registration statements reviewed by the staff, we respectfully request a selective review.

If you have any questions or comments or require any additional information, please telephone me at (212) 735-3058 or Richard Prins at (212) 735-2790.

Sincerely,

/s/ Marissa L. Kim
Marissa L. Kim

Ms. Mary Cole

August 29, 2007

Annex A

Base Prospectus

Sections of the Base Prospectus

Prospectus Summary

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007 in the description of the Registrant and an updated section on how dividends would be paid on preferred stock.

Fees and Expenses

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007.

Risk Factors

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement, includes additional risks reflecting the operation of the Company and potential risks from issuance of preferred stock and updates some of the risk language.

Use of Proceeds

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Dividends

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007.

Ms. Mary Cole

August 29, 2007

Selected Condensed Consolidated Financial Information

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007.

Selected Quarterly Data (unaudited)

This section has been omitted from the base prospectus and will be included in the prospectus supplement in accordance with our discussions with you.

Forward Looking Statements

This section is identical to the corresponding section in the Company’s previous shelf registration statement.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007 and other information reported in the Company’s annual report on Form10-K filed on May 29, 2007.

Price Range of Common Stock

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007.

Business

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on financial statements updated as of the fiscal year ended March 31, 2007 and other information reported in the Company’s annual report on Form10-K filed on May 29, 2007.

Management

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is updated so that the disclosure about the Company’s board of directors and officers is current.

Ms. Mary Cole

August 29, 2007

Compensation of Officers and Directors

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is updated so that the disclosure is current.

Investment Advisory and Management Agreement

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on information reported in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year of March 31, 2007.

Administration Agreement

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on information reported in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year of March 31, 2007.

Certain Relationships

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based on information reported in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year of March 31, 2007.

Portfolio Companies

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is based information reported in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year ended March 31, 2007.

Determination of Net Asset Value

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Ms. Mary Cole

August 29, 2007

Dividend Reinvestment Plan

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Material U.S. Federal Income Tax Considerations

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Description of our Capital Stock

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is updated to reflect the capital stock of the Company as of August 23, 2007.

Description of our Preferred Stock

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement but is updated to disclose that if we issue preferred stock, it will pay dividends to the holders of the preferred stock at either a fixed rate or a rate that will be reset frequently based on short-term interest rates, as described in a Prospectus Supplement accompanying each preferred share offering.

Description of Warrants

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Description of our Debt Securities

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Regulation

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement. We have updated to take into account the new rules regarding the definition of eligible portfolio companies.

Ms. Mary Cole

August 29, 2007

Custodian, Transfer and Dividend Paying Agent, Registrar and Trustee

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Brokerage Allocation and other Practices

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Plan of Distribution

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Legal Matters

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement, except it reflects that Skadden, Arps, Slate, Meagher & Flom LLP is counsel to the Company.

Independent Registered Public Accountants

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Available Information

This section is substantially similar to the corresponding section in the Company’s previous shelf registration statement.

Financial Statements and Notes to Financial Statements

This has been updated to reflect the financial statements in the Company’s annual report on Form10-K filed on May 29, 2007 for the fiscal year of March 31, 2007.